Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	3/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$337	$1,247	$620	$904	$1,282	$1,018
Plus:
Fixed charges exclusive of capitalized interest	73	266	273	343	156	137
Amortization of capitalized interest	2	7	7	7	7	8
Adjustments for equity affiliates	5	6	11	18	21	16

Total	$417	$1,525	$911	$1,271	$1,466	$1,179

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$53	$189	$193	$254	$93	$83
Rentals—portion representative of interest	20	77	80	89	63	54

Fixed charges exclusive of capitalized interest	73	266	273	343	156	137
Capitalized interest	2	7	9	8	11	7

Total	$75	$273	$282	$351	$167	$144

Ratio of earnings to fixed charges	5.6	5.6	3.2	3.6	8.8	8.2